DYKEMA GOSSETT PLLC
400 Renaissance Center
Detroit, Michigan 48234


April 29, 2005

Board of Directors
Advance Capital I, Inc.
One Towne Square, Suite 444
Southfield, Michigan 48076

Re: Shares of Common Stock

Dear Ladies and Gentlemen:
     Advance Capital I, Inc., a Maryland corporation (the "Company") has registered under the Securities Act of 1933, as amended
(the "1933 Act"), an indefinite number of shares of common stock, as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company proposes to file Post-Effective Amendment No. 29 to its Registration Statement on Form N-1A (the "Post-Effective Amendment") as required by Section 10(a)(3) of the 1933 Act with respect to shares of common stock of the Company (the "Shares").

     We have examined the Company's Articles of Incorporation, as filed with the Maryland Department of Assessments and Taxation. We have also examined a copy of the Company's Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares in the several classes of authorized common stock of the Company have been duly authorized under Maryland law and by the Board of Directors of the Company. Upon the original issue and sale of the Company's authorized and unissued Shares and upon receipt of the full consideration therefor in an amount not less than the net asset value of the Shares established at the time of their sale, the Shares will be validly issued, fully-paid and non-assessable.

     We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as an exhibit to the Post-Effective Amendment.

Very truly yours,

/S/ DYKEMA GOSSETT PLLC



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